UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-33113

EFUTURE INFORMATION TECHNOLOGY INC.
(Translation of registrant’s name into English)

8/F TopNew Tower 2
15 Guanghua Road
Chaoyang District
Beijing 100026, People’s Republic of China
86-10-51650988
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____________

Effective on March 18, 2014, Deliang Tong, a director of eFuture Information Technology Inc. (the “Company”) resigned from the Company for personal reasons. Mr. Tong’s resignation as a director was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Company is in the process of searching a new director to fill the vacancy created by Mr. Tong’s resignation.

Effective on March 18, 2014, Weiquan Ren resigned as Chairman and member of the audit committee. However, he will continue to serve as a director, a member of the compensation committee and a member of the corporate governance committee. Mr. Ren’s resignation from the Chairman and member of the audit committee was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Effective on March 18, 2014, to fill the vacancy created by Mr. Ren’s resignation, the board of directors of the Company, appointed Ms. Ping Yu (financial expert), an existing director, to serve as the member and Chairman of the audit committee after assessing Ms.Yu’s independence, experience and qualifications.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EFUTURE INFORMATION TECHNOLOGY INC.

Date: April 9, 2014	By:	/s/ AdamYan
Adam Yan
Chairman and Chief Executive Officer